UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”), dated February 17, 2010, announcing fleet update.

Exhibit 1

DRYSHIPS ANNOUNCES FLEET UPDATE

ATHENS, GREECE - February 17, 2010- DryShips Inc. (NASDAQ:DRYS) (the "Company" or "Dryships"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced the following sale and purchase developments:

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The Company sold the 70,349 DWT Panamax bulker M.V. Iguana (built in 1996) for a price of $23.4 million resulting in a book loss of $2.3 million. Delivery of the vessel took place on 19 January 2010

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The Company sold the 71,862 DWT Panamax bulker M.V. Delray (built in 1994) for a price of $20.1 million resulting in a book gain of $11.5 million. Delivery of the vessel took place on 5 February 2010.

•

The loan amount for the two above-mentioned vessels will remain available to the Company for replacement vessels.

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The Company has placed an order for two (2) 76,000 dwt Panamax dry bulk vessels, with a top quality Chinese shipyard, for a price of $32.25 million each. Delivery of the two vessels is expected to take place in Q4 of 2011 and Q1 of 2012, respectively

George Economou, Chairman and Chief Executive Officer of the Company commented:

“We are pleased to announce the commencement of another round of fleet renewal and expansion. We have been patient for potential acquisition opportunities and finally were able to combine the sale of two 14 and 16 year old ships with the purchase of newbuildings to replace them. With this transaction we are buying each new replacement ship year for an average price of $0.7 million. This is lower than the low cycle per ship year price of $0.8 million per year. In addition our banks continue to demonstrate strong support as the loan amounts for the two vessels sold are available to the company and can be applied to replacement vessels. We will continue to be patient with our investments as the market presents further opportunities.”

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore oil deep water drilling that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings) comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons, 2 ultra deep water semisubmersible drilling rigs and 4 ultra deep water newbuilding drillships.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forwardlooking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, drydocking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: February 17, 2010	By: /s/George Economou
George Economou Chief Executive Officer